

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2023

Christopher Eperjesy
Chief Financial Officer
Custom Truck One Source, Inc.
7701 Independence Ave
Kansas City, MO 64125

> Re: **Custom Truck One Source, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 14, 2023**
> **File No. 1-38186**

Dear Christopher Eperjesy:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1. We note your disclosure of Ending OEC, Average OEC on rent and OEC on rent yield used as a basis for determining your financial loan covenants. Please tell us your consideration of identifying these amounts as non-GAAP measures since you exclude the effect of adjustments to rental equipment fleet acquired in business combinations in your computation of these measures. Also, tell us your consideration of making the disclosures in Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i) of Regulation S-K where you present these measures. This comment also applies to your earnings releases filed on Forms 8-K.

Adjusted EBITDA, page 28

2. We note your disclosure of Adjusted EBITDA used as a performance measure and to measure performance against your credit agreement. Please tell us how the non-cash

purchase accounting and sales-type lease adjustments are not considered individually tailored in the context of a performance measure. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. To the extent they are considered individually tailored, please remove references to performance measures in future filings and frame the disclosure in the context of the credit agreement. Refer to Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also, refer to response 2 in your letter dated October 25, 2021. In addition, please tell us your consideration of reconciling Adjusted EBITDA to net cash provided by operating activities, the most directly comparable liquidity financial measure presented in accordance with GAAP.

Consolidated Statements of Stockholders' Equity (Deficit), page 49

3.   Please tell us your consideration of including an additional line item in your statement of stockholders' equity for the year ended December 31, 2021 related to the common stock issued for cash.

Note 9: Long-Term Debt, page 66

4.   We note your ABL Facility and your 2029 Secured Notes contain restrictive covenants that limit your ability to pay dividends and make other distributions. Please tell us your consideration of the disclosures in Rule 4-08(e)(3) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services